COMMENTS RECEIVED ON DECEMBER 1, 2006

FROM CHRISTIAN SANDOE

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Consumer Staples Portfolio
Gold Portfolio
Materials Portfolio
Telecommunications Portfolio

POST-EFFECTIVE AMENDMENT NO. 83

1. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the market capitalization strategy of each fund.

R: The funds do not have a particular investment strategies of investing in securities of companies with a particular market capitalization strategy.

2. All funds

"Performance" (prospectuses)

"Year-by-Year Returns"

C: The Staff would like us to update the Year-to-Date Return to reflect the current quarter information.

R: The Year-to-Date Return will be updated in the fund's next filing.

3. All funds

Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.